Exhibit 100.3

NICE inContact CXone Named a Leader in Cloud Contact Centers by
Independent Research Firm

CXone earns highest possible score in market presence and is top ranked in current offering

Salt Lake City, Date 25, 2018 – NICE inContact, a NICE (Nasdaq: NICE) business, today announced that NICE inContact CXone, the world’s #1 cloud customer experience platform, has been named a leader for Cloud Contact Centers by Forrester Research. CXone received the highest possible score in the market presence category and is top ranked in the current offering category. The Forrester WaveTM: Cloud Contact Centers, Q3 20181 positions CXone among the most significant cloud contact center solutions in the market.

In addition to receiving the highest possible score in market presence and being top ranked in current offering, CXone received top scores in three of 10 evaluated subcategories:

•	Omnichannel capabilities
•	User interface
•	Infrastructure

CXone also received among the top scores in these subcategories:

•	Customer success
•	Reporting and analytics
•	Installed base

“An earlier start in cloud has afforded certain vendors first-mover advantage, as they’ve been able to flesh out their suites with differentiated features,” stated the Forrester Research report. The report noted, “The combination of NICE and inContact (acquired by NICE in 2016) has culminated with CXone – a full-featured, multitenant contact center offering with native WFO and analytics.”

In addition to affirming that cloud is the future of the contact center software market, Forrester emphasized the importance of native WFO, “Native WFO allows a broader range of contact center managers, team leaders, and agents to navigate across the contact center system using a common user interface. A consolidated set of operational data, agent evaluations, and schedules provides a foundation for AI applications that will further boost contact center efficiency and effectiveness.”

“Today, to win in the customer experience economy, companies must compete at a higher level. Organizations of all sizes are choosing CXone to power exceptional customer experiences in order to build loyalty, wallet share, and advocacy,” said Paul Jarman, NICE inContact CEO. “We are honored that CXone was named a leader in the Cloud Contact Center Wave evaluation and believe this demonstrates NICE inContact’s dedication to a customer-obsessed business vision, product strategy, and in-market execution for CXone – delivering a unified suite on a flexible and powerful open cloud customer experience platform.”

The Forrester Wave: Cloud Contact Centers, Q3 2018 identifies and evaluates 11 of the most significant Cloud Contact Center vendors based on a 32-point criteria including current offering, strategy, and market presence.

This first ever Forrester Wave for Cloud Contact Centers provides a valuable resource for organizations that are seeking to improve customer experience (CX) and reduce operating costs by modernizing their contact center technology.  Increasingly contact centers of all sizes, including large enterprises, are moving to the cloud to achieve their business goals and win in the experience economy. As noted in the Forrester Wave, “As on-premises contact center technology becomes outdated and less effective, improved systems architected for cloud-based delivery that support AI, workforce optimization (WFO), and omnichannel will dictate which providers lead the pack.”

NICE inContact CXone is the leading cloud customer experience platform. Only CXone unifies Omnichannel Routing, Analytics, Workforce Optimization, and Automation & Artificial Intelligence – providing a seamless customer and agent experience – as part of one enterprise-grade, cloud native platform. With its Open Cloud Foundation, CXone powers rapid innovation via open APIs, leading scalability and reliability (guaranteed 99.99 percent uptime), and carrier-grade connectivity (guaranteed voice quality).

To read the full Forrester report click here.

About NICE inContact
NICE inContact is the cloud contact center software leader with the world’s #1 cloud customer experience platform. NICE inContact CXone™ combines best-in-class Omnichannel Routing, Analytics, Workforce Optimization, Automation and Artificial Intelligence on an Open Cloud Foundation. NICE inContact’s solution empowers organizations to provide exceptional customer experiences by acting smarter and responding faster to consumer expectations. NICE inContact’s DEVone developer program is an extensive partner ecosystem, providing applications from partner companies on the CXexchange marketplace that are designed to integrate with CXone. NICE inContact is recognized as a market leader by Gartner, Ovum, IDC, Frost & Sullivan, DMG, and Ventana. www.niceincontact.com

NICE inContact is part of NICE (Nasdaq: NICE), the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Corporate Media Contact
Cheryl Andrus, +1 801 320 3646, cheryl.andrus@niceincontact.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.
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[1]Forrester Research, Inc. “The Forrester WaveTM: Cloud Contact Centers, Q3 2018,” Art Schoeller, with Daniel Hong, Sara Sjoblom, and Peter Harrison; September 25, 2018

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Paul Jarman are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.